December 13, 2016

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Barbara C. Jacobs, Assistant Director, Office of Information Technologies and Services

Mitchell Austin, Staff Attorney

Kathleen Collins, Accounting Branch Chief

David Edgar, Staff Accountant

Re:	travel B.V.

Public offering of up to 28,527,147 American depositary shares representing

28,527,147 Class A Ordinary Shares

Registration Statement on Form F-1 (Registration No. 333-214591)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement and offering, we wish to advise you that, pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, the underwriters have distributed approximately 5,330 copies of the Preliminary Prospectus dated December 5, 2016 through the date hereof, to underwriters, dealers, institutions and others.

We will comply, and have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:30 p.m. Eastern Time, on Thursday, December 15, 2016 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC
GOLDMAN, SACHS & CO.
MORGAN STANLEY & CO. LLC
For themselves and as representatives of the syndicate of underwriters for the offering

By J.P. MORGAN SECURITIES LLC

By:	/s/ Gregor Feige
Authorized Representative

By GOLDMAN, SACHS & CO.

By:	/s/ Matthew Leavitt
Authorized Representative

By MORGAN STANLEY & CO. LLC

By:	/s/ Colin Stewart
Authorized Representative

[SIGNATURE PAGE TO ACCELERATION REQUEST OF THE UNDERWRITERS]